Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.545 Canadian per share on the issued and outstanding Common shares payable on January 2, 2019 to holders of record at the close of business on December 11, 2018.

By order of the Board

Monique Mercier

Executive Vice President and Chief Governance Officer

Vancouver, British Columbia

November 7, 2018

Contact: Investor Relations

1-800-667-4871

ir@telus.com